

April 28, 2011

Via E-mail
Arthur Wang
Chief Executive Officer
Gigamedia Limited
8th Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

Re: **Gigamedia Limited**
      Form 20-F for the Fiscal Year Ended December 31, 2009
      Filed June 30, 2010
      Form 6-K filed January 28, 2011
      File no. 000-30540

Dear Mr. Wang:

    We have reviewed your letter dated April 12, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 29, 2011.

Form 6-K filed January 28, 2011

1.   We note from your response to our prior comment 1 that it is now impractical for the company to estimate with any degree of certainty the timeline for the eventual resolution of the T2CN dispute or the likelihood of a successful outcome. Accordingly, management decided to completely write-off both your investment in and your advances to the entities held by T2CN. Tell us how you considered filing a Form 6-K to provide your investors with an update as to the status of this legal dispute and to disclose the fourth quarter impairment charges that were recorded as a result of such dispute.

2.   Your response indicates that the other shareholder in T2 Entertainment has taken certain actions that could be detrimental to your position in the litigation involving T2 Entertainment. Please explain in further detail what actions this shareholder has taken and how it could impact

your litigation process. Also, please provide the name of this shareholder and tell us whether this person holds an interest in any of the Group's other entities.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Alec P. Tracy, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP